UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 13, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of the temporary pause in the recruitment of new patients into ASLAN004 study due to COVID-19

On April 13, 2020, ASLAN Pharmaceuticals Limited issued a press release announcing that recruitment of new patients into its randomised, double-blind, placebo-controlled multiple ascending dose (MAD) study of ASLAN004 in moderate to severe atopic dermatitis has been paused in light of recently imposed government restrictions in Singapore to contain the spread of the coronavirus disease (COVID-19). ASLAN does not currently expect these measures to materially affect the projected timelines for the readout of interim, unblinded data later this year.

ASLAN intends to resume screening as soon as government restrictions are lifted and is taking steps to open sites in Australia to accelerate recruitment. The study remains on track to report interim, unblinded data from all 3 dose cohorts in MAD study in 3Q 2020.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated April 13, 2020 regarding temporary pause in the recruitment of new patients into ASLAN004 study due to COVID-19.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: April 13, 2020